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                               NATIONS FUNDS TRUST
                          File Nos. 333-89661; 811-9645

     APPLICATION FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 18 UNDER THE INVESTMENT COMPANY ACT OF 1940 AND AMENDMENT NO. 19 UNDER THE SECURITIES
                                  ACT OF 1933


     In connection with the registration of Nations Funds Trust (the "Trust") under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to Rule 477 under the 1933 Act, the Trust hereby submits an Application (the "Application") for Withdrawal of its Post-Effective Amendment No. 18 under the 1940 Act and Amendment No. 19 under the 1933 Act (the "Amendment"), filed February 19, 2002 Accession No. 0000950109-02-000901.

     Pursuant to discussions with Linda Stirling, the Trust's examiner, we have determined to request withdrawal of the Amendment due to various outstanding unresolved issues relating to the structure of the fund.

         Registrant hereby requests that an order be issued granting its Application for Withdrawal of the Amendment as soon as is practicable.

                                   NATIONS FUNDS TRUST


                                   BY:   /s/ Richard H. Blank, Jr.
                                      -----------------------------------------
                                   Richard H. Blank, Jr.
                                   Secretary, and as Attorney-in-Fact for
                                   A. Max Walker, President